Exhibit 99.1

Farmmi to Acquire Minority Ownership of Shanghai Jiaoda Onlly

for US$79.8 Million

— Accelerates Farmmi’s Diversification into the Medical and Health Industry —

Lishui, China, November 5, 2021 –Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI) announced that the Company has agreed to purchase approximately 16% of Shanghai Jiaoda Onlly Co., Ltd. (“Jiaoda Onlly”), a Shanghai Stock Exchange listed company under the ticker 600530.SH, from a major shareholder. Jiaoda Onlly operates elderly care institutions and engages in the research and development production and sale of health food. Farmmi, through its subsidiary Zhejiang Yitang Medical Service Co., Ltd. (“Yitang Medical”), purchase the shares of Jiaoda Onlly from China Capital Investment (Group) Co., Ltd. (CCIG) and related companies for approximately RMB 509 million (approximately US$79.8 million). Following the purchase, Yitang Medical will be the second largest shareholder of Jiaoda Onlly, marking Farmmi’s entrance into China’s medical and health industry.

Jiaoda Onlly (600530.SH) is one of the largest elderly care and rehabilitation institution listed in China, currently operating 14 nursing and rehabilitation institutions primarily located in Shanghai, Jiangsu and Zhejiang, with capacity of nearly 4,000 beds. With revenue reaching approximately RMB 333 million (approximately US$52.1 million) the fiscal year 2020, Jiaoda Onlly is committed to becoming the largest medical care enterprise in Asia. In addition, Jiaoda Onlly’s fast growing health food business has 31 health food approval numbers and 16 invention patents, covering a full range of products from dietary supplements and traditional tonics to functional products for heart protection, hypoglycemic conditions and more.

Farmmi Inc. (NASDAQ: FAMI) is the first Chinese edible fungus company listed on NASDAQ that specializes in the research, production, processing, and sales of edible fungi. The Company has more than 20 years of development history, on the basis of consolidating and developing the original edible fungus industry and investing in innovations for the constantly evolving field. Farmmi’s recently announced its expanded business strategy targeting the broader healthcare industry, with the formation of several new subsidiaries, including Farmmi (Hangzhou) Health Development Co., Ltd., Zhejiang Farmmi Health Medical Technology Co., Ltd., Zhejiang Yiting Medical Technology Co., Ltd. and Yitang. Farmmi plans to use Yitang to focus on growth opportunities in the medical and health fields, including rehabilitation hospitals and nursing homes. Zhejiang Yiting Medical Technology Co., Ltd. will focus on opportunities in the elderly care industry, including the acquisition, investment and operation of nursing homes.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, commented, “This is the largest investment in our 20-year history. In the process of conducting our due diligence, we have gotten to know the Jiaoda Onlly team and are excited about the business and its multi-year growth opportunities. As one of the largest elderly care and rehabilitation institution listed in China, Jiaoda Onlly will serve as the cornerstone of our recently announced expansion into the broader healthcare industry, our overall business diversification and our aggressive drive to increase operating cash flow and investor value. The healthcare industry is undergoing a period of dramatic growth led by the aging population and the increased need for full-time care, which was further amplified by the COVID-19 pandemic. With an increasing need for care and an even higher premium placed on quality of life facilitators, we expect both our investment in Jiaodo Onlly and our broader expansion will create significant value for Farmmi and our shareholders over the coming years.”

About Farmmi, Inc.

Farmmi Inc. (NASDAQ: FAMI) was established in 1998, formerly known as Zhejiang Forasen Food Co., Ltd., which is an agricultural e-commerce technology enterprise. Headquartered in Lishui, Zhejiang, is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

About Shanghai Jiaoda Onlly Co., Ltd.

Shanghai Jiaoda Onlly Co., Ltd. registered in Shanghai Administration for Industry and Commerce on December 24, 1997, it is a joint stock company established by nine promoters and shareholders on the basis of the original Shanghai Jiaotong University Onlly Biological Products Co., Ltd. Promoters includes Shanghai Jiaotong University, Shanghai Dazhong Taxi Co., Ltd., Shanghai Rongbei Industry and Trade Industrial Corporation, Shanghai Xinluda Commercial (Group) Co., Ltd., Shanghai International Co., Ltd., etc.

After more than 20 years of effort, the company has now become a leader in China's health food industry. In July 2001, the company was successfully listed on the Shanghai Stock Exchange (stock code: 600530), becoming the first listed company in China's health food industry.

Forward-Looking Statements

This press release contains forwarding-looking statement within information about Farmmi Inc.’s views on its future expectations, plans and prospects. We remind you not to rely too much on these forward-looking statements. Due to various of factors, actual results may differ materially from the anticipated results, including but not limited to its ability to raise additional funds, maintain and develop business, variability of business performance, ability to maintain and enhance its brand, development and launch of new products and services, completion of the Jiaoda Onlly purchase, successful integration of acquired companies, technologies and assets into its product and service portfolio, marketing and other business development initiatives, industry competition, general government regulation, economic conditions, the impact of the novel coronavirus pneumonia, dependence on key personnel, attracting, hiring and retaining personnel with the skills and experience required to meet customer requirements, and the ability to protect their intellectual property rights. Farmmi Inc. encourages you to review other factors that may affect its future results in its registration statement and other documents submitted to the U.S. Securities and Exchange Commission. The forward-looking statements in this press release are based on current expectations, our company does not undertake the obligation to update these forward-looking statements.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com